Exhibit 99.1

1+1
Industry Canada Industrie Canada
Certificate of Continuance
Canada Business Corporations Act
Certificat de prorogation
Loi canadienne sur les soci6ts par actions
CALEDONIA MINING CORPORATION
Name of corporat1on-Denomination de la societe
I hereby certify that the above-named, . corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.
.. 312975-6
Corporation number- Numero de la societe
Je certifie que la.soci&6 susmentioimfie a fitfi prorogue en vertu de 1'prticJe 187 de la Loi canadienne sur les sextette par actions, tel qu'il est indiqufi dans les clauses de prorogation ci-jointes.
,T*K-
Director - Directeur
March 17,1995/to 17 mars 1995
Date of Continuance - Date de la prorogation
Canada
IC341l(IO-d4)(cc*2l40)

|+| Industry Canada Induatrla Canada FORM 11 FORMULE 11
> CafAda Buaineas Loi r^mnt laa aoditli ARTICLES OF CONTINUANCE CLAUSES DE PROROGATION
* ' Corporations Act par actions da rfgfene fMlral (SECTION 187) (ARTICLE 187)
1 - Name of corporation CM nomination de la socMt4
CALEDONIA MINING OQRPORATICN
2 - The place In Canada where the registered office la to be situated Lieu au Canada od doit ttre altui le siftge social
TOwn of Oakville, Regional Mmiclpality of Hal ten,
Province of Chtario
3 - The daises and any maximum of shares that the CatAgoriaa at tout nombre maximal d'actkxie qua la corporation la authorbed to lasua aociet* is! autorMe * Amsttre
The corporation is authorized to issue an unlimited number of carmen shares.
4 - Restrictions, II any, on share transfer* Restrictions sur le transfert de* actions, s'D y a Beu
None.
5 - Number (or minimum and maximum number) of director* Nombre (ou nombre minimal at maximal) d'admlniatrateure
The corporation shall have a mlnimm nmfcer of 3 dlrantors and a maximum rnmber of 15 directors
6 - Restriction i. H any, on business the corporation may cany on Umltae Impoaiea * CactMt* commerdale de la aoctttt, a'll y a lieu
None.
7 - (1) H change of name effected, previous name (1) S'll y a changement de denomination, tMnomination anttrieure
N/A
(2) Detafla of Incorporation (2) MtaMa de la constitution
Memorandum of Association (B.C.) dated February 5, 1992
8 - Other prowlaiona. If any Autree dispositions, s'D y a lieu
See attached Schedule "A"

SCHEDULE “A”

8.
Other provisions:

The board of directors may from time to time, in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the corporation.

The board of directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.